(Page 1 of 5 Pages)
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            _________________________

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                           INFORMATION TO BE INCLUDED
                         IN STATEMENTS FILED PURSUANT TO
                          RULE 13d-1(a) AND AMENDMENTS
                        THERETO PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 1)

                    INTERNATIONAL AIRLINE SUPPORT GROUP, INC.
                    -----------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    458865201
                                    ---------
                                 (CUSIP Number)

                                Alexius Dyer, III
                          1954 Airport Road, Suite 200
                                Atlanta, GA 30341
                                 (770) 455-7575
                                 --------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                    Copy to:
                               Philip A. Theodore
                                 King & Spalding
                           191 Peachtree Street, N.E.
                          Atlanta, Georgia  30303-1764
                                 (404) 572-4676

                                _________________
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(y), check the following box:

Note:   Schedule  filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                          CUSIP No. 458865201     13D
                          -------------------     ---


     NAME  OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)
1     Alexius  A.  Dyer,  III
-     -----------------------

     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP  (a)
2     (b)
-     ---

     SEC  USE  ONLY
                                        3

     SOURCE  OF  FUNDS
4     PF
-     --

     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED  PURSUANT
5     TO  ITEM  2(d)  or  2(e)
-     ------------------------

     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
6     United  States
-     --------------

                                    NUMBER OF
                                     SHARES
                                  BENEFICIALLY
                                    OWNED BY
                                      EACH
                                    REPORTING
PERSON  WITH     7     SOLE  VOTING  POWER  495,480
------------     -     ----------------------------

          SHARED  VOTING  POWER  -0-
                                          8
                                          -

9     SOLE  DISPOSITIVE  POWER  495,480
-     ---------------------------------

10     SHARED  DISPOSITIVE  POWER  -0-
--     -------------------------------

     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
11            495,480
--     --------------

     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES
     CERTAIN  SHARES
     ---------------

     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
13     20.57%
--     ------

     TYPE  OF  REPORTING  PERSON
14     IN
--     --

..

ITEM  1.     SECURITY  AND  ISSUER

     The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $.001 per share (the "Common Stock"), of International Airline Support Group, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 1954 Airport Road, Suite 200, Atlanta, Georgia 30341.


ITEM  2.     IDENTITY  AND  BACKGROUND

     (a)-(c) This Schedule 13D is filed on behalf of Alexius Dyer, III, an individual (the "Reporting Person"). The Reporting Person's address is 1954 Airport Road, Suite 200, Atlanta, Georgia 30341. The Reporting Person's principal occupation is Chairman, Chief Executive Officer and President of the Issuer.

     (d)-(e) During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f)     The  Reporting  Person  is  a  citizen  of  the  United  States.


ITEM  3.     SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

     The source of funds was the Reporting Person's personal funds in the amount of $92,768.75.


ITEM  4.     PURPOSE  OF  TRANSACTION

     The Reporting Person has acquired the shares of Common Stock for investment purposes only. The Reporting Person may acquire additional shares of Common Stock, dispose of all or some of such shares from time to time, in each case in open market transactions, block sales or purchases or otherwise, or may continue to hold such shares.

     The Reporting Person has no plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a)-(j) of Item 4 of
Schedule  13D.


ITEM  5.     INTEREST  IN  SECURITIES  OF  THE  ISSUER

     (a)-(b) The Reporting Person beneficially owns 495,480 shares of Common Stock, or approximately 20.57% of the shares of Common Stock outstanding. This percentage is based on 2,146,498 shares of Common Stock outstanding, plus 262,724 shares represented by options held by the Reporting Person that are exercisable presently or within sixty days. The Reporting Person has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of, 495,480 shares of Common Stock. The number of shares beneficially owned by the Reporting Person includes 262,724 shares that are subject to options that are exercisable presently or within sixty days.

     (c) The transactions in the shares of Common Stock that were effected since the date of the Reporting Person's most recent filing on Schedule 13D involved the following:

OPEN  MARKET  PURCHASES:
-----------------------

Date  of  Purchase     Amount  of  Shares     Price Per Share     Purchase Price
------------------     ------------------     ---------------     --------------

April  15,  1999           10,000                $  3.75           $  37,500.00
June  24,  1999               500                $  4.1875         $   2,093.75
June  25,  1999             2,000                $  4.125          $   8,250.00
June  25,  1999             5,000                $  4.0625         $  20,312.50
July  13,  1999               900                $  4.50           $   4,050.00
September  29,  1999        1,000                $  4.375          $   4,375.00
January  18,  2000          3,200                $  3.4375         $  11,000.00
January  18,  2000          1,000                $  3.3125         $   3,312.50
January  23,  2001          2,000                $  0.9375         $   1,875.00

OPTION  GRANTS:
--------------

Date  of  Purchase     Amount  of  Shares     Exercise  Price  Per  Share
------------------     ------------------     ---------------------------

October  3,  1996           57,878                   $  3.00
October  3,  1996          166,665                   $  3.00
December  3,  1998          38,000                   $  3.31
December  3,  1998          41,000                   $  3.31
December  24,  2001         75,000                   $  0.55

     The Reporting Person exercised options to acquire 115,819 shares of Common Stock prior to the date of the Reporting Person's original filing on Schedule 13D on January 22, 1999 at an aggregate cost of $352,364.20.

RESTRICTED  STOCK  GRANT:
------------------------

     The Reporting Person received a grant of 50,000 shares of the Issuer's Common Stock pursuant to the Issuer's Broad Based Restricted Stock Plan on September 26, 2001.

ITEM  6.     CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS  OR  RELATIONSHIPS  WITH
RESPECT  TO  SECURITIES  OF  THE  ISSUER

     The Reporting Person has no contracts, arrangements, understandings or relations (legal or otherwise) with any person with respect to the Common Stock.


ITEM  7.     MATERIALS  TO  BE  FILED  AS  EXHIBITS

     None.

                                     ------
                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     May  15,  2002


  /s/  Alexius  Dyer,  III
--------------------------
     Alexius  Dyer,  III